EXHIBIT 99.1




RADA Electronic Industries Ltd. Receives $1 Million in Follow-on Production and Maintenance Orders

Press Release

Source: RADA Electronic Industries Ltd.

On 9:00 am EDT, Monday October 12, 2009

NETANYA, Israel, Oct. 12, 2009 (GLOBE NEWSWIRE) -- RADA Electronic Industries Ltd. (Nasdaq:RADA - News) has received, in the third quarter of 2009, follow-on production and maintenance orders worth a total of $1,000,000. The orders include delivery and maintenance of video and data recorders, inertial navigation systems and various avionics products to customers worldwide. The majority of the deliveries are scheduled for 2010.

About RADA

RADA Electronic Industries Ltd. is an Israel-based defense electronics contractor. The Company specializes in Data Recording and Management (Digital Video & Data Recorders, Ground Debriefing Stations, Head-Up Display Cameras), Inertial Navigation Systems, Avionics Solutions (Trainer Aircraft Upgrades, Stores Management Systems, Interface Computers) and avionics systems for UAVs.

Note: Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risks, uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

Contact:

RADA Electronic Industries Ltd.
Dubi Sella, V.P Sales & Marketing
+972-9-892-1111
mrkt@rada.com
www.rada.com